Exhibit 99.1

Amira Nature Foods Ltd Announces Results for the Six Months Ended September 30, 2016

DUBAI, United Arab Emirates – November 29, 2016 – Amira Nature Foods Ltd (the “Company;” or “Amira” NYSE: ANFI), a leading global provider of branded, packaged Indian specialty rice, today reported financial results for the six months ended September 30, 2016.

Six Months Ended September 30, 2016:

•	Revenue of $210.9 million

•	Adjusted EBITDA of $27.4 million

•	Adjusted EBITDA margin of 13.0%

•	Profit after tax of $10.0 million

•	Adjusted profits after tax of $12.2 million

•	Earnings per share (“EPS”) of $0.27

•	Adjusted earnings per share (“Adjusted EPS”) was $0.34

•	Net debt to last twelve months Adjusted EBITDA of 2.6x

Bruce Wacha, Amira’s Chief Financial Officer stated, “Our business continues to recover from the challenges that we faced in fiscal 2016. Although we saw lower sales for the six months ended September 30, 2016 compared to the prior year, our margins remained strong and our balance sheet healthy. The sales declines that we saw were largely driven by reduced pricing and the impact of currency translation due to the stronger dollar relative to our rupee denominated India business. We believe that our India position has bottomed, while we have managed to hold onto our international business. We have a great platform for growth, benefiting from dual pillars of attractive industry dynamics and deeply entrenched positions in our core geographies. We remain committed to continued improvement in new and existing customer relationships and a return to growth.”

Six Months Ended September 30, 2016 Results

Revenue decreased $20.8 million, or 9.0%, to $210.9 million in the six months ended September 30, 2016 from $231.7 million in the six months ended September 30, 2015. The decline in revenue was largely, including among other things, due to the current industry trends towards the lower pricing and the impact of foreign exchange fluctuation on the Company’s India business.

During the six months ended September 30, 2016, revenue from international sales contributed 57.8% of total sales, and revenue from Indian sales contributed 42.2% of total sales. During the six month period ended September 30, 2015, revenue from international sales contributed 47.1% of total sales, and revenue from Indian sales contributed 52.9% of total sales. During the six months ended September 30, 2016, the Company’s Indian sales decreased 27.4% to $89.0 million from $122.6 million for the same period in 2015. During the six months ended September 30, 2016, the Company’s International sales increased 11.7% to $121.9 million from $109.1 million for the same period in 2015. Sales in India were impacted primarily by reduced industry-wide pricing and was also impacted by the depreciation of the Indian rupee against the U.S. dollar during the six months ended September 30, 2016 as compared to September 30, 2015. Sales in India decreased approximately 24.2% during the six months ended September 30, 2016 as compared to the same period in 2015, when measured in Indian rupees.

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During the six months ended September 30, 2016, adjusted EBITDA decreased $3.1 million to $27.4 million from $30.5 million in the prior six months period. Adjusted EBITDA margin was 13.0% for the six months ended September 30, 2016, which is in-line with the Company’s historical average and approximately 15 basis points lower than the prior year period. Profit after tax was $10.0 million for the period, compared to $9.2 million for the prior year period. Adjusted profit after tax was $12.2 million for period, compared to $13.5 million for the prior year period. EPS was $0.27 per share for the period compared to $0.24 for the prior year period. Adjusted EPS was $0.34 for the period compared to $0.38 for the prior year period. A reconciliation of adjusted EBITDA, adjusted EBITDA margin, adjusted profit after tax and adjusted EPS is provided in the “Non-IFRS Financial Measures” section of this release.

For the trailing twelve months ended September 30, 2016, the Company generated revenue of $542.6 million, adjusted EBITDA of $71.7 million and adjusted EPS of $1.13 compared to revenue of $342.0 million, adjusted EBITDA of $41.9 million and adjusted EPS of $0.38 per share for the twelve month period ended June 30, 2012 which preceded its initial public offering.

Balance Sheet and Cash Flow Highlights

As of September 30, 2016, the Company had cash and cash equivalents of $12.8 million (not including $3.5 million of short term investments, deposits which are available on demand) and adjusted net working capital was $435.8 million. Total debt was $204.3 million as of September 30, 2016, compared to $209.4 million at March 31, 2016 and net debt to LTM adjusted EBITDA was 2.6x. As of September 30, 2016, inventories were $244.6 million, compared to $239.0 million, trade receivables were $194.7 million compared to $189.7 million and trade payables were $16.8 million compared to $14.5 million at March 31, 2016, respectively. Reconciliations of adjusted net working capital to the IFRS measures of working capital and total current and non-current debt, and LTM adjusted EBITDA respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global provider of branded packaged specialty rice, including Basmati and other food products, with sales across five continents around the world. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in the geographically indicated region of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.”

For more information, please visit www.amira.net.

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Safe Harbor for Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

-	our goals and strategies;
-	our operations and expansion plans;
-	our future business development, results of operations, financial condition and financial statements;
-	our ability to protect our intellectual property rights;
-	projected revenue, EBITDA, adjusted EBITDA, profits, adjusted profits, earnings, adjusted earnings and other estimated financial information;
-	our ability to maintain strong relationships with our customers and suppliers;
-	governmental policies regarding our industry; and
-	the impact of legal proceedings.

You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in Amira’s Annual Reports found on the SEC’s website located at www.sec.gov. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

For Investor Inquiries:

Amira Nature Foods Ltd

Bruce Wacha, 646-779-1984

Chief Financial Officer

bruce.wacha@theamiragroup.com

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

		(Amounts in USD)
	As at September 30, 2016 (Unaudited)	As at March 31, 2016 (Audited)
ASSETS
Non-current
Property, plant and equipment	$18,928,619	$19,931,857
Goodwill	1,445,059	1,461,139
Other intangible assets	1,520,697	1,598,226
Other long-term financial assets	3,041,890	3,960,684
Total non-current assets	$24,936,265	$26,951,906

Current
Inventories (Note 8)	$244,570,731	$239,048,161
Trade receivables	194,738,682	189,702,525
Derivative financial assets	-	439,488
Other financial assets	4,759,532	5,577,017
Prepayments (Note 9)	29,192,481	22,572,280
Other current assets	656,589	1,282,267
Cash and cash equivalents	12,773,545	17,412,501
Total current assets	$486,691,560	$476,034,239
Total assets	$511,627,825	$502,986,145

EQUITY AND LIABILITIES
Equity
Share capital	$10,221	$9,301
Share premium	91,803,118	85,114,755
Other reserves	(11,774,940)	(11,212,715)
Retained earnings	150,084,841	142,297,177
Equity attributable to shareholders of the Company	$230,123,240	$216,208,518
Equity attributable to non-controlling interest	35,635,065	33,513,248
Total equity	$265,758,305	$249,721,766

Liabilities
Non-current liabilities
Defined benefit obligations	$278,277	$334,928
Debt	106,889	518,056
Deferred tax liabilities (Net)	3,165,796	5,201,372
Total non-current liabilities	$3,550,962	$6,054,356

Current liabilities
Trade payables	$16,838,170	$14,513,988
Debt (Note 10)	204,208,021	208,924,196
Current tax liabilities (net)	14,272,670	15,716,854
Derivative financial liabilities	-	453
Other financial liabilities	6,158,217	6,856,677
Other current liabilities	841,480	1,197,855
Total current liabilities	$242,318,558	$247,210,023
Total liabilities	$245,869,520	$253,264,379
Total equity and liabilities	$511,627,825	$502,986,145

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

		(Amounts in USD)
	Six months ended
	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
Revenue	$210,924,684	$231,734,884
Other income	19,682	106,701
Cost of material	(182,978,800)	(143,279,652)
Change in inventory of finished goods	12,774,137	(38,825,651)
Employee benefit expenses	(4,561,672)	(6,890,500)
Depreciation and amortization	(936,271)	(1,059,994)
Freight, forwarding and handling expenses	(1,396,839)	(5,004,037)
Other expenses	(8,395,427)	(11,758,367)
	$25,449,494	$25,023,384
Finance costs	(13,997,437)	(15,239,053)
Finance income	147,607	936,237
Other gains and (losses)	(1,130,954)	156,879
Profit before tax for the period	$10,468,710	$10,877,447
Income tax expense	(434,324)	(1,703,371)

Profit after tax for the period	$10,034,386	$9,174,076
Profit after tax attributable to:
Shareholders of the Company	$7,787,664	$6,965,609
Non-controlling interest	$2,246,722	$2,208,467

Earnings per share
Basic earnings per share	$0.27	$0.24
Diluted earnings per share	$0.27	$0.24

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

		(Amounts in USD)
	Six months ended
	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
Profit after tax for the period	$10,034,386	$9,174,076
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	31,991	21,632
Reclassification to profit or loss	-	-
Income tax	(11,071)	(7,388)
	$20,920	$14,244
Cash flow hedging reserve:
Current period gain/(loss)	-	-
Reclassification to profit or loss	-	-
Income tax	-	-
	$-	$-

Currency translation reserve	(666,761)	(8,101,255)

Other comprehensive income/(loss) for the period, net of tax	$(645,841)	$(8,087,011)
Total comprehensive income for the period	$9,388,545	$1,087,065

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	$7,266,728	$461,722
Non-controlling interest	$2,121,817	$625,343

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity (unaudited)

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to shareholders of the Company	Equity attributable to non - controlling interest	Total equity
Balance as at April 1, 2015 (Audited)	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125
Issue of shares (Note 5)	100	1,611,900	(1,612,000)	-	-	-	-	-	-	-	-
Share based compensation (Note 6)			1,961,725	-	-	-	-	-	$1,961,725	-	$1,961,725
Profit after tax for the period	-	-	-	-	-	-	-	6,965,609	$6,965,609	2,208,467	$9,174,076
Other comprehensive income /(loss) for the period	-	-	-	11,455	(6,515,343)	-	-	-	$(6,503,888)	(1,583,123)	$(8,087,011)
Total comprehensive income/(loss) for the period	$-	$-	$-	$11,455	$(6,515,343)	$-	$-	$6,965,609	$461,721	$625,344	$1,087,065
Balance as at September 30, 2015 (Unaudited)	$9,220	$84,508,496	$4,932,124	$4,821	$(26,503,669)	$0	$9,398,927	$123,433,290	$195,783,209	$28,590,706	$224,373,915

Balance as at April 1, 2016 (Audited)	$9,301	85,114,755	5,887,470	(9,728)	(26,489,384)	-	9,398,927	142,297,177	216,208,518	33,513,248	249,721,766
Issue of shares (Note 5)	503	3,688,780	(3,689,283)	-	-	-	-	-	-	-	-
Share based compensation (Note 6)	-	-	3,647,994	-	-	-	-	-	$3,647,994	-	$3,647,994
Transactions with Owner - Loan repayment (Note 4.1)	417	2,999,583	-	-	-	-	-	-	3,000,000	-	3,000,000
Profit after tax for the period	-	-	-	-	-	-	-	7,787,664	$7,787,664	2,246,722	$10,034,386
Other comprehensive income /(loss) for the period	-	-	-	16,873	(537,809)	-	-	-	$(520,936)	(124,905)	$(645,841)
Total comprehensive income/(loss) for the period	$-	$-	$-	$16,873	$(537,809)	$-	$-	$7,787,664	$7,266,728	$2,121,817	$9,388,545
Balance as at September 30, 2016 (Unaudited)	$10,221	$91,803,118	$5,846,181	$7,145	$(27,027,193)	$-	$9,398,927	$150,084,840	$230,123,240	$35,635,065	$265,758,305

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

		(Amounts in USD)
	Six months ended
	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$10,468,710	$10,877,447
Adjustments for non-cash items	7,310,918	2,701,241
Adjustments for non-operating incomes and expenses	13,850,920	14,299,818
Changes in operating assets and liabilities	(19,721,565)	(29,243,258)
	$11,908,983	$(1,364,752)
Income taxes paid	(3,748,261)	(85,825)
Net cash used in operating activities	$8,160,722	$(1,450,577)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(38,588)	$(454,548)
Purchase of intangible assets	(158,133)	-
Advance for property, plant and equipment	-	31,685
Proceeds from sale of property, plant and equipment	2,218	3,160
Proceeds from term deposits	(15,702,045)	7,892,671
Investments in term deposits	16,572,440	(7,437,166)
Purchase of short term investments	-	-
Interest income	225,352	467,630
Net cash generated from investing activities	$901,244	$503,432

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayment of)/ proceeds from short term debt	(2,940,756)	(9,034,584)
Proceeds from long term debt	-	19,500
Repayment of long term debt	(405,490)	(459,085)
Interest paid	(14,095,694)	(13,334,153)
Net cash used in financing activities	$(17,441,940)	$(22,808,322)

(D) Effect of change in exchange rate on cash and cash equivalents	3,741,018	(2,231,157)
Net decrease in cash and cash equivalents (A+B+C+D)	$(4,638,956)	$(25,986,624)
Cash and cash equivalents at the beginning of the period	17,412,501	46,660,922
Cash and cash equivalents at the end of the period	$12,773,545	$20,674,298

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation and one-time legal & professional charges for defending against a class action lawsuit for six months ended September 30, 2016 and 2015, respectively (3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation and one-time legal & professional charges for defending against a class action lawsuit for six months ended September 30, 2016 and 2015, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, one time legal and professional charges for defending class action suits, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	it does not reflect income taxes or the cash requirements for any tax payments;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements; and
•	other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as supplemental information.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

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In the following tables we have provided reconciliation of the non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Six months ended
	September 30, 2016	September 30, 2015

Profit after tax (PAT)	$10,034,386	$9,174,076
Add: Income tax expense	434,324	1,703,371
Add: Finance costs (net of finance income)	13,849,830	14,302,816
Add: Depreciation and amortization	936,271	1,059,994
EBITDA	$25,254,811	$26,240,257
Add: Non-cash expenses for share-based compensation	1,184,784	1,961,726
Add: One-time legal & professional charges for defending against a class action lawsuit	1,006,713	2,330,733
Adjusted EBITDA	$27,446,308	$30,532,716

2.	Reconciliation of profit after tax to adjusted profit after tax:

	Six months ended
	September 30, 2016	September 30, 2015

Profit after tax (PAT)	$10,034,386	$9,174,076
Add: Non-cash expenses for share-based compensation	1,184,784	1,961,726
Add: One-time legal & professional charges for defending against a class action lawsuit	1,006,713	2,330,733
Adjusted profit after tax	$12,225,883	$13,466,535

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Six months ended
		September 30, 2016	September 30, 2015

Profit after tax (PAT)		$10,034,386	$9,174,076
Profit attributable to Shareholders of the Company	(A)	$7,787,664	$6,965,609
Weighted average number of shares (for basic earnings per share)	(B)	29,217,092	28,780,164
Dilutive impact of share options as converted in equivalent number of shares	(C)	-	-
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + C)	29,217,092	28,780,164
Basic earnings per share as per IFRS	(A) ÷ (B)	$0.27	$0.24
Diluted earnings per share as per IFRS	(A) ÷ (D)	$0.27	$0.24

Shares issuable under share exchange agreement for non-controlling interest	(E)	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest	(F) = (D) + (E)	36,222,526	35,785,598
Profit after tax (PAT)		$10,034,386	$9,174,076
Add: Non-cash expenses for share-based compensation		$1,184,784	$1,961,726
Add: One-time legal & professional charges for defending against a class action lawsuit		1,006,713	2,330,733
Adjusted profit after tax	(G)	$12,225,883	$13,466,535

Adjusted earnings per share	(G) ÷ (F)	$0.34	$0.38

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4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	As at September 30, 2016	As at March 31, 2016
	(Amount in $)
Current assets:
Inventories	244,570,731	239,048,161
Trade receivables	194,738,682	189,702,525
Derivative financial assets	-	439,488
Other financial assets	4,759,532	5,577,017
Prepayments	29,192,481	22,572,280
Other current assets	656,589	1,282,267
Cash and cash equivalents	12,773,545	17,412,501
Total current assets	486,691,560	476,034,239

Current liabilities:
Trade payables	16,838,170	14,513,988
Debt	204,208,021	208,924,196
Current tax liabilities (net)	14,272,670	15,716,854
Derivative financial liabilities	-	453
Other financial liabilities	6,158,217	6,856,677
Other current liabilities	841,480	1,197,855
Total current liabilities	242,318,558	247,210,023

Working Capital (Total current assets minus Total current liabilities)	244,373,002	228,824,216
Less: Cash and cash equivalents	12,773,545	17,412,501
Add: Current debt	204,208,021	208,924,196
Adjusted net working capital	435,807,478	420,335,911

5.	Reconciliation of total current and non-current debt to net debt:

	As at September 30, 2016	As at March 31, 2016
	(Amount in $)
Current debt	204,208,021	208,924,196
Non-current debt	106,889	518,056
Total current and non-current debt as per IFRS	204,314,910	209,442,252
Less: Cash and cash equivalents	12,773,545	17,412,501
Net debt	191,541,365	192,029,751

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